Exhibit 99.2

Notice of 2023 annual meeting of common shareholders and notice of availability of meeting materials Notice and access As permitted by the Canadian Securities Administrators and pursuant to an exemption from the proxy solicitation requirement received from the Office of the Superintendent of Financial Institutions, we are using notice and access to deliver our Management Information Circular (circular) to our registered and non-registered shareholders for our annual meeting. We are also using notice and access to deliver our annual management’s discussion and analysis (MD&A) to our registered shareholders and our MD&A and annual financial statements (together with our MD&A and circular, the “meeting materials”) to share ownership account participants and non-registered shareholders. This means that instead of receiving a paper copy of certain meeting materials, you are receiving this notice, which provides information on how to access these meeting materials. You will also find below information on how to request paper copies of these meeting materials if you prefer. Adopting notice and access allows us to reduce our printing and mailing costs, and is consistent with our sustainability strategy. You will find enclosed with this notice a proxy or voting instruction form, enabling you to vote at our annual meeting. We encourage you to read the circular before exercising your vote. Shareholders are invited to attend our annual meeting: When: Thursday, May 11, 2023 at 5:00 P.M. (Toronto time). Where: Virtually Via live webcast online at https://web.lumiagm.com/451195677 Password: ”sunlife2023” (case sensitive) We recommend that you log in at least one hour before the meeting starts. In Person (subject to ongoing developments related to the COVID-19 pandemic and being permitted by public health guidelines) 1 York Street (at Harbour Street), 35th floor, Toronto, Ontario, Canada Shareholders are advised to check our website www.sunlife.com/2023agm periodically in advance of the meeting for any updates on in person attendance in light of the COVID-19 pandemic. Shareholders will be asked to consider and vote on the following matters: 01 Election of the directors (page 14 of the circular) 02 Appointment of the auditor (page 6 of the circular) 03 A non-binding advisory vote on our approach to executive compensation (page 8 of the circular) 04 Consideration of the shareholder proposal (page 48 of the circular) Meeting materials can be found online on: SEDAR at www.sedar.com EDGAR at www.sec.gov/edgar.shtml Our transfer agent’s website at www.meetingdocuments.com/TSXT/slf Our website at www.sunlife.com/2023agm NA-1-23 Notice of 2023 Annual Meeting | NOTICE AVAILABILITY OF MEETING MATERIALS 01

Voting: Voting Deadline: May 9, 2023 at 5:00 P.M. (Toronto time) Registered shareholders and share ownership account participants Return your completed proxies, or exercise your vote by the voting deadline. Please refer to your proxy for detailed instructions on how to vote. Internet: www.meeting-vote.com Telephone: 1-888-489-7352 (toll–free Canada & U.S.) Scan & Email: proxyvote@tmx.com Mail: Please use the envelope provided Non-registered shareholders Return your completed voting instruction form (VIF) or exercise your vote by the voting deadline using the control number on your VIF. Please refer to your VIF for detailed instructions on how to vote. Internet: www.proxyvote.com Telephone: Canadian holders: 1-800-474-7493 (English) 1-800-474-7501 (French) US holders: 1-800-454-8683 Smartphone: Scan QR code found on the VIF Mail: Please use the envelope provided If you want to attend the meeting and vote your shares virtually, you need to first appoint yourself or your proxyholder by using one of the methods above and then obtain a control number, which is required to vote at the meeting. You can get a control number by calling TSX Trust Company at 1-866-751-6315 (within North America) or 1-647-252-9650 (outside of North America) or by completing an online form at: https://www.tsxtrust.com/control-number-request. Requesting a paper copy of meeting materials: Upon request received at any time prior to or up to one year following the date of filing of the circular, annual report, annual financial statements or annual MD&A, as applicable we will send you a paper copy of the document at no cost within three business days of your request The request can be made online at www.meetingdocuments.com/TSXT/slf or by telephone at 1-888-433-6443 (toll–free from Canada and the U.S.) or 416-682-3801 (other countries) or by email at TSXT-fulfilment@tmx.com. For the circular, your request for a paper copy should be received by April 26, 2023 in order to receive the circular in advance of the voting deadline. If you request a paper copy of any materials, you will not receive a new form of proxy, so you should keep the original form sent to you in order to vote. Please Call: TSX Trust Company, our transfer agent, at 1-888-433-6443 (toll–free Canada and the U.S.) or 416-682-3801 (other countries) if you have questions about Notice and Access. Go Digital! Electronic delivery of other continuous disclosure documents Registered shareholders and share ownership account participants Sign up for e-delivery at tsxtrust.com/SL/GoDigital OR by checking the box on the reverse side of your proxy form and providing your email address. Non-registered shareholders in Canada and U.S. Sign up for e-delivery at www.proxyvote.com using the control number on your VIF OR after the meeting by obtaining a unique registration number from your financial intermediary. NA-1-23 Notice of 2023 Annual Meeting | NOTICE AVAILABILITY OF MEETING MATERIALS 02